June 30, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:                             Golden Growers Cooperative

Form 10 filed April 30, 2010

File No. 0-53957

Dear Mr. Reynolds:

We are writing in response to your letter dated May 27, 2010, regarding the Registration Statement on Form 10 of Golden Growers Cooperative (the “Cooperative”), filed on April 30, 2010, File Number 0-53957 (the “Registration Statement”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement.  We are also attaching a marked document (the “Markup”) that shows all of our revisions as they appear in our amended Registration Statement filed as of the date hereof (the “Amended Registration Statement”) as included or referenced in our responses.

Business

1.                                      Please revise your disclosure to address the extent to which your business is seasonal.

RESPONSE:

We have revised our Registration Statement to include a discussion of the seasonality of our business starting on page 6 of the Amended Registration Statement.  Below please find the disclosure we have added:

Seasonality

Cargill operates the ProGold processing plant year-around but the facility only has enough corn storage on-site for approximately five days of operations.  Corn deliveries to the facility are typically required four or five days each week of the year.  Farmers harvest corn in October and November, although weather conditions have occasionally delayed harvest for some farmers into winter or spring.  Corn can be stored for a long period of time after it is harvested in storage facilities.

The Cooperative does not control when our members deliver corn to Cargill for processing at the facility.  Some of our members may elect to deliver higher volumes of corn immediately following harvest in October and November, while others prefer to deliver at times when local market prices are higher, typically in the spring and late summer months.  Corn price contracts that our members and Cargill enter into each year typically anticipate these delivery trends and incent our members to store their corn on their farms until fewer farmers wish to deliver to the plant.  As a result, while there is some seasonality to corn deliveries, our members deliver corn every week of the year, and we monitor and make payments for those deliveries every week.

Business Operations, page 4

2.                                      Please revise to briefly clarify your dependence on Cargill and the payments from Cargill pursuant to the operating lease through ProGold.

RESPONSE:

We have revised our Registration Statement to clarify our dependence on Cargill.  Below please find the disclosure we have added to page 4 of the Amended Registration Statement:

Since November 1997 ProGold has leased its corn wet-milling facility to Cargill.  Annually, Cargill pays ProGold rent equal $21,500,000.  Throughout the term of the lease between Cargill and ProGold, our members have delivered corn to the facility for processing into high fructose corn syrup and related co-products.  It is our ownership interest in ProGold that creates a value-added relationship between our growers and the facility.  Notwithstanding this cooperative arrangement, Cargill is an integral part of our financial success.  Cargill provides the Cooperative services that allow us to facilitate corn delivery at little or no expense.  In addition, the lease payments Cargill makes to ProGold that are in turn distributed to the Cooperative provide us with the cash to make distributions to our members.  If, however, at some time in the future ProGold stopped leasing its plant to Cargill it is anticipated that the plant would continue operations, managed either by ProGold or another party. It is expected that the plant would continue to provide a market for the corn produced by our members whether the plant is leased in the future by Cargill or another party or operated by ProGold.

Competition, page 7

3.                                      Please provide the disclosure which Item 101(c)(1)(x) requires regarding competition in attracting members to your cooperative and the cooperative services or advise us why you believe the information is not required.

RESPONSE:

We have revised our disclosure to further explain any competition we face for attracting members on page 7 of the Amended Registration Statement.  Below please find the disclosure we have added:

Our cooperative was formed in 1994 by a group of corn growers with a goal of adding value to the corn they delivered for processing.  Our members invested in our cooperative with the goal of creating a facility where they could not only find a certain market for their corn but where they could also benefit from a long term investment in a value added enterprise such as the ProGold facility. We do not believe there is any competition in attracting members to our cooperative and its services. Other grain shippers and corn processing facilities in the region provide competition for the purchase of corn from our members, but most do not provide the opportunity for membership or partial ownership and any resulting additional profits from the operation or lease of their facilities.

Risk Factors

A member delivering under Method A who fails to deliver corn will receive no cash distributions for that year, page 8

4.                                      We note your subheading indicates that a member who fails to deliver corn will receive no cash distributions.  Your risk factor disclosure also states that the income and/or losses and cash distributions will be proportionately reduced.  Please revise your disclosure to clarify your statement.

RESPONSE:

We have revised our disclosure to clarify this statement on page 8 of the Amended Registration Statement.  Below please find the disclosure we have revised marked to show the changes we made to the existing text:

A member ~~delivering~~electing to deliver corn under Method A who fails to deliver corn will not be allocated income and/or losses or receive ~~no~~ cash distributions for that year in proportion to the shortfall.

Management’s Discussion and Analysis
Results of Operations, page 11

5.                                      In your description of the results of operations for the four month period ended December 31, 2009, you stated that “there is not existing comparable period or information.”  However, we note that you appropriately provided unaudited information for the four month period ended December 31, 2008 in Note 1 to your financial statements.  Please note that for a transitional period (i.e. four months ended December 31), you must provide your analysis of the prior period in your results of operations discussion.  Please advise or revise.

RESPONSE:

We have revised our disclosure to include the comparable information starting on page 13 in the Amended Registration Statement.  Below please find the disclosure we have revised marked to show the changes we made to the existing text:

Due to our change in domicile and conversion from a Minnesota 308A cooperative to a Minnesota 308B cooperative association, our fiscal year end changed from August 31 to December 31 resulting in a four-month fiscal ~~stub~~ year period ended December 31, ~~2009, for~~2009 which ~~there is no existing comparable period or information.~~is compared against our historic financial annual and quarterly financial information from our fiscal years ended August 31.

* * *

Fiscal Year Ended December 31, 2009 Compared to Four-Month Period Ended December 31, 2008

Revenues.  During the periods ended December 31, 2009 and 2008, the Cooperative recognized net corn expense of $7,000 and $21,000, respectively, in connection with costs incurred to Cargill in connection with our corn delivery operation.  The Cooperative derived income from ProGold for the four month fiscal year ended December 31, 2009, of $2,200,000 an increase of $13,000 or 1% as compared to the four month period ended December 31, 2008.

General and Administrative Expenses. The Cooperative’s general and administrative expenses for the four month fiscal year ended December 31, 2009, was $~~194,000.~~187,000, a decrease of $44,000 or 19% compared to the four month period ended December 31, 2008, which was primarily the result of a decrease of $27,000 in professional fees from 2009 to 2008 as a result of less costs incurred in connection with the cooperative conversion during the four month period ended December 31, 2009 compared to the four month period ended December 31, 2008.

Interest Income.  Interest income for the four month fiscal year ended December 31, 2009, was $~~17,000.~~17,000 compared to $47,000 for the four month period ended December 31, 2008. The decrease was a result of the Cooperative holding less cash reserves and investment securities in 2009 compared to 2008.

6.                                      Please revise to disclose the types of expenses included in general and administrative (“G&A”) expenses.  Please disclose whether there are any expenses related to the payment for corn, delivery of corn or processing of corn included in G&A expenses.  Specifically, clarify where you record the $92,000 processing fee paid to Cargill for the processing of corn.  If such costs are included in G&A, please tell us why you believe it appropriate to record these expenses in G&A versus cost of sales.

RESPONSE:

We agree with you that the G&A expenses should not include the $92,000 annual fee paid to Cargill for the procurement of corn.  We have revised the presentation in the Cooperative’s financial statements to reclassify these expenses as a component of net corn expense and removed them from G&A expenses for all periods presented.  We have revised our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to disclose the types of expenses included in our G&A expenses. We have revised Note 2 in the Cooperative’s financial statement to include an explanation of this change.  Please note that this change results in changes throughout the Amended Registration Statement.  We have included below our revisions that are responsive to the question but we have not included all of the revisions that occurred as a result of this change. Please see the Markup for all of the revisions that resulted from this change

Below please find the revisions to our G&A expenses set forth on page 12 of our Amended Registration Statement:

General and Administrative Expenses.   The Cooperative’s general and administrative expenses include salaries and benefits, professional fees and fees paid to our board of directors.

Below please the addition to Note 2 in the Cooperative’s financial statement to include an explanation of this reclassification and correction:

Reclassifications and corrections — The Cooperative has made certain reclassifications and corrections to previously issued financial statements. These reclassifications and corrections had no effect on net income for any reporting years. The Cooperative reclassified corn procurement expenses totaling $7,000 for the four month period ended December 31, ~~2009 and the years ended August 31, 2009, 2008, and 2007 the amount declared by the board was equal to that paid by Cargill, Incorporated.~~2009, and $92,000 and $92,000 and $95,000 for the years ended August 31, 2009, 2008 and 2007 respectively, from general and administrative expenses to net corn expense. The Cooperative corrected the reporting of operating and investing cash flows related to investment securities. These corrections increased previously reported 2008 and 2007 operating cash flows by $27,000 and $63,000 respectively, and decreased previously reported 2008 and 2007 investing cash flows by $27,000 and $63,000 respectively.

Liquidity and Capital Resources, page 12

7.                                      Please include a tabular disclosure of contractual obligations as required by Item 303(A)(5) of Regulation S-K.  Specifically, ensure to include the contractual obligations related to the operating lease for your executive office space in Fargo, ND.

RESPONSE:

We have revised the Liquidity and Capital Resource on page 14 of our MD&A of our Amended Registration Statement to include the requested tabular disclosure.  In addition to the lease we have also included the contract for services with Cargill.  Below please find the required table:

Tabular Disclosure of Contractual Obligations

			One to
		Less than	Three	Four to	After Five
	Total	One Year	Years	Five Years	Years
Purchase Obligations	782,000	46,000	276,000	184,000	276,000

Operating Lease Obligations (1)	45,000	4,350	22,200	18,450	0

Total Contractual Obligations	$827,000	$50,350	$298,200	$202,450	$276,000

(1) Lease terminates on June 30, 2015.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 14

8.                                      Please supplementally confirm to us that no member beneficially owns more than five percent of the company’s units.

RESPONSE:

No member of the Cooperative owns more than five percent of the Cooperative’s Units.

Item 5.  Directors and Executive Officers, page 15

9.                                      Pursuant to Item 401(e)(1) of Regulation S-K, briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.  If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

RESPONSE:

In accordance with our bylaws, all directors of the Cooperative are required to be members of the Cooperative, residing in the United States of America, and must be elected by a majority of the members from their district present at a members’ meeting for that purpose.  Each person’s experience, qualifications, attributes or skills to serve as a director are determined by the members voting in said elections and not reviewed or otherwise contemplated by the Cooperative before any election.  The Cooperative does not have a nominating committee or any other group that reviews qualifications for service on our Board of Directors.  Sometimes, members of the Board of Directors or management do casually encourage active members to consider running for the Board of Directors.  Otherwise a person who desires to serve on the Board indicates his or her desire to serve on the Board of the Cooperative either shortly before the March meeting or from the floor during the March meeting.

Based on our business structure the Cooperative cannot provide the information required to be provided under Item 401(e)(1) of Regulation S-K.  In light of this fact we have added the following disclosure to Page 17 our Amended Registration Statement:

In accordance with our bylaws, all directors of the Cooperative are required to be members of the Cooperative, residence of the United States of America, and elected by a majority of the members from their district present at a members’ meeting for that purpose.  Each person’s experience, qualifications, attributes or skills to serve as a director are determined by the members voting in the district meetings at which the election occurs and not reviewed or otherwise considered by the Cooperative before any election.  If a member from a particular district does not come forward indicating a desire to run for election to serve as a director then that seat on the Board of Directors for that district becomes or remains unfilled.

10.                               We note that Mr. DeCock has served on numerous committees and boards.  Please revise to provide the disclosure required by Item 401(e)(2) of Regulation S-K or advise as appropriate.

RESPONSE:

We have revised Mr. DeCock’s biographical information on page 18 of our Amended Registration Statement to identify the boards he has served on recently.  Below please find the revised disclosure:

Bernard J. DeCock.  Mr. DeCock has been a director since 2008.  Mr. DeCock has farmed near Ghent, Minnesota, since 1978.  Mr. DeCock has served on ~~numerous committees and boards~~the boards of MGT Co-op Oil Company of Minneota, Minnesota.; Farmers Cooperative Association of Canby, Minnesota.; Viking Investment Club of Ghent, Minnesota and St. Edward’s Church Endowment Board of Minneota, Minnesota.

Item 6.  Executive Compensation, page 17

11.                               We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:

We only have one full-time employee whose compensation is set by contract.  He is paid an annual salary.  Per the terms of his contract he is not entitled to a bonus nor has he received a bonus.  No component of Mr. Dillon’s compensation is based on any sort of incentive-based or performance-based measurement therefore there is no compensation policy or practice that creates a risk that is reasonably likely to adversely effect the Cooperative’s business performance.

We have revised our Executive Compensation disclosure in our Amended Registration Statement to include the following on page 20:

Compensation Policies and Practices and Risk Management

Mr. Dillon’s compensation is set in his employment contract but it is adjusted annually by the Board of Directors based on a performance evaluation conducted by our Personnel and Compensation Committee that consists solely of members of the board.  No risks arise from our compensation policies and practices that are reasonably likely to have a material adverse effect on our business operations.

12.                               Please revise to describe, if material, the company’s pension plan and 401(k) plan.

RESPONSE:

The Cooperative’s pension plan and 401(k) plan are not material but to be responsive to the disclosure we have revised Item 6 Executive Compensation to include a description of the Cooperative’s pension plan and 401(k) plan on page 19 of our Amended Registration Statement.  Below please find the additional disclosure:

Pension Plan.

The Cooperative provides a defined-benefit pension plan to all of its employees.  The plan provides for monthly payments after retirement based on each employee’s earnings while in the company’s employment.  The plan provides for vesting after 5 years of service with benefits for early retirement, normal retirement and disability or death.

401(k) Plan

The Cooperative makes available a 401(k) plan for its Named Executive Officer.  The Cooperative matches up to four percent (4%) of employee contributions to the plan, and the employee may make additional contributions up to the lawful limits.

Employment Agreement, page 17

13.                               Please revise to describe the material terms of Mr. Dillon’s employment agreement.

RESPONSE:

We have revised our disclosure to include the material terms of Mr. Dillon’s employment agreement.  Below please find the revised disclosure starting on page 19 of the Amended Registration Statement:

Employment Agreement

Mr. Dillon has been employed by the Cooperative since June 10, 1996.  His employment is governed by an employment agreement executed in June 1996 that is renewable annually at the discretion of the Board of Directors.  ~~In addition to the benefits listed elsewhere in this Form 10, the agreement specifies paid time off and specifies Mr. Dillon’s performance and loyalty obligations as well as obligations of the Cooperative and Mr. Dillon at the time of his employment termination.  In the event Mr. Dillon’s employment by the Cooperative is terminated without cause the Cooperative will be required to pay him a lump sum payment of $150,000.~~  While the agreement is still effective, the Board of Directors has orally modified certain terms of the agreement.  The material terms of Mr. Dillon’s employment agreement include:

•                  An annual salary which was initially set at $120,000 and which has been adjusted annually by the Board of Directors based on a performance evaluation conducted by our Personnel and Compensation Committee that consists solely of members of the Board of Directors;

•                  Additional salary was to be paid to Mr. Dillon so that he could obtain general benefits comparable the to benefits provided at American Crystal, the value of which was not to exceed 30% of his then current annual compensation.  This provisions has also been modified by the Board of Directors such that the Cooperative has provided Mr. Dillon’s general benefits directly.

•                  The agreement specifies paid time off and as well as vacation leave.

•                  Either Mr. Dillon or the Cooperative may terminate his employment relationship with the Cooperative on 30 days written notice.  Mr. Dillon will receive $150,000 if the Cooperative terminates him without cause or two weeks salary if he is terminated for cause.  The Board and Mr. Dillon have orally agreed to eliminate any security agreement contemplated under his employment agreement to secure his severance payment.  Mr. Dillon’s employment agreement does not contain a change of control provision.

•                  Performance and loyalty obligations as well as obligations of Mr. Dillon are also set forth in the agreement.

Summary Executive Compensation Table, page 18

14.                               Please revise the introductory sentence to clarify that the table covers all compensation awarded to, earned by or paid to Mark Dillon.

RESPONSE:

We revised the introductory language and we have reviewed the executive compensation tables included in our Registration Statement and have revised them starting on page 20 in our

Amended Registration Statement to more completely describe the compensation Mr. Dillon receives.  Below please find the revision requested that has been inserted into Amended Registration Statement:

The following table set~~s~~ forth, for the last three calendar years, the dollar value of all ~~cash and non-cash~~ compensation awarded to, earned by ~~our named executive officer.~~or paid to our only Named Executive Officer, Mr. Dillon.

The changes to the summary compensation table as well as the additional tables are set forth on the Markup.

Item 7.  Certain Relationships and Related Transactions, Director Independence

15.                               We note that you have stated that “[a]ll of Directors are independent of management of the Cooperative.”  Please clarify your statement to address the disclosure required by Item 407(a) of Regulation S-K.  Please disclose which of the definitions, if any, of “independent director” in Item 407(a) of Regulation S-K you use.  If you use your own definition, provide the disclosure required by item 407(a)(2).

RESPONSE:

Our governing documents require that our board of directors be composed solely of members of the Cooperative.  As described throughout the Form 10, membership in the Cooperative involves both a corn delivery arrangement as well as the right to receive allocations and distributions of the Cooperative’s income.  For any one member these arrangements can result in a considerable amount of revenue and/or income.  Because our bylaws require that all of our directors be members and all of our members have a financial relationship with the Cooperative as well as a relationship that may be material to the member, we have elected to determine our directors’ independence using the New York Stock Exchange’s (NYSE) definition of independence except that we are disregarding membership in the Cooperative when we consider issues of material relationships with the Cooperative and the receipt of direct compensation in excess of $120,000 paid by the Cooperative to its members in the form of allocations and distributions of the Cooperatives income.

In coming to this modified definition of independence, the board considered the commentary to 302A.02 of the NYSE Listed Company Manual which states “However, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding” as well as the fact that our governance structure and cooperative nature make it impossible to meet any of the definitions for independence set forth by any of the exchanges.

To be responsive in Item 7 to Item 407(a)(2) we have included the following disclosure on page 22 of our Amended Registration Statement:

Because all of our members have a financial relationship with the Cooperative as well as a relationship that may be material to the member, the Board has elected to determine our directors’ independence using the New York Stock Exchange’s (NYSE) definition of independence except that the Board disregards membership in the Cooperative when it consider issues of material relationships with the Cooperative and the receipt of direct compensation in excess of $120,000 paid by the Cooperative to a member in the form of allocations and distributions of the Cooperative’s income.

~~All of Directors are independent of management of the Cooperative.~~

Based on the above definition of independence all of our Directors are independent of management and of the Cooperative.

Item 10.  Recent Sales of Unregistered Securities, page 20

16.          We note your reference to the application of Rule 145 of the Securities Act of 1933 for the exemption claim.  Please revise to clarify your reference to Rule 145 for the exemption claimed from registration.

RESPONSE:

Below please find the revised disclosure added to Item 10 on Page 24 of our Amended Registration Statement:

We claimed exemption from federal registration with respect to our issuance of these Unit ~~due to~~based on the application of exceptions to registration set forth in Rule 145(a)(2) of the Securities Act of 1933 ~~and~~which requires an issuer to register with the Securities and Exchange Commission any securities to be issued as a result of a shareholder-approved merger or consolidation that may be deemed to be a new “investment decision,” unless the sole purpose of the merger or consolidation is to move the issuer’s domicile within the U.S. from one state to another.  We effected our change in domicile and conversion in order to change our state of incorporation from North Dakota to Minnesota which required a series of mergers.  We also claimed an exemption from state registration due to the application of the North Dakota Century Code and Minnesota Statute Chapter 80A.

17.          Please revise to address the exemption claimed for the units issued to Mr. Dillon and the facts relied upon to make the exemption available.

RESPONSE:

In response to your request we have revised our Registration Statement to indicate that the Cooperative relied on Section 4(2) as an exemption for this isolated sale of Units.  Below please find the revised disclosure added to page 24 of our Amended Registration Statement:

On February 16, 2010, the Board of Directors caused the Cooperative to issue 31,493 Units to Mark Dillon, the Cooperative’s Named Executive Officer,

in connection with the termination of the deferred compensation agreement between Mr. Dillon and the Cooperative.  These Units were issued as consideration for cancellation of contract rights held by Mr. Dillon at a per Unit price of $2.85.  The Cooperative claimed an exemption from federal registration with respect to this isolated issuance of Units under Section 4(2) of the Securities Act of 1933 and state registration due to the application of the Minnesota Statute Chapter 80A.  See discussion in “Executive Compensation — Deferred Compensation Agreement” for additional information regarding this issuance.

By way of explanation, the deferred compensation agreement (the “Agreement”) that was cancelled in connection with this issuance was a deferred compensation arrangement that was tied to our historic structure as a North Dakota cooperative.  Prior to our change of domicile and conversion, our cooperative structure prohibited Mr. Dillon from owning an equity interest in our cooperative or any sort of option to purchase an equity interest.  In order to incent Mr. Dillon, the Agreement was developed and it included the issuance of contract rights the value of which tracked the value of our equity shares prior to our conversion.  After August 31, 2009 and our conversion to a cooperative association formed under Minnesota law, the Agreement was no longer relevant to our corporate structure or needed.  Because the Agreement did not include ownership of equity or an option to purchase equity, the value Mr. Dillon held under the Agreement could not be converted into Units in connection with the various mergers that resulted in our change of domicile and conversion.  Instead, the Board of Directors elected to cash out the value of the Agreement in the form of Units as described in our Registration Statement.

The Cooperative is claiming a 4(2) exemption for this isolated sale on the basis that the Cooperative did not advertise its offering by a “general solicitation” offered to the public at large and Mr. Dillon was provided full disclosure since he knows all material facts and risks associated with the investment in the Cooperative such that a separate disclosure document would not be necessary.  In addition, Mr. Dillon did not exchange his contract rights for Units with any sort of intent to resell those Units.  This is clearly isolated sale of Units as the Cooperative does not intend to otherwise issue additional Units in the future and there was no public offering of these Units.

Item 14.  Changes in and Disagreements with Accountants, page 31

18.                               It appears you changed independent accountants from Eide Bailly LLP to Widmer Roel PC.  Please revise to provide complete disclosures required by Item 304 of Regulation S-K, including the appropriate letter from Eide Bailly LLP to be filed as Exhibit 16 to your amended registration statement, or tell us why such disclosure is not required.

RESPONSE:

Below please find the required disclosure we have added on page 35 of the Amended Registration Statement and Eide Bailly has sent the letter and it is now included as an Exhibit to our Amended Registration Statement.

Prior to August 31, 2009, the Cooperative engaged Eide Bailly LLP to audit its financial statements as well as assist with the preparation of its financial statements.  Due to the Cooperative’s limited staff, the Cooperative continues to engage Eide Bailly to provide it with assistance with the preparation of its financial statements.  Both the Cooperative and Eide Bailly agreed that Eide Bailly could not serve as the Cooperative’s independent auditor.

On June 19, 2009, the Board of Directors of the Cooperative dismissed Eide Bailly as its independent auditor.  On April 20, 2008, Widmer Roel PC was engaged as the Cooperative’s new independent registered public accounting firm.  The Board approved of the engagement of Widmer Roel PC as its independent auditor on June 19, 2009.

During the Cooperative two most recent fiscal years, there were no disagreements with Eide Bailly LLP whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Eide Bailly’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any report on the Cooperative’s financial statements.

Eide Bailly LLP did not issue any audit reports on the Cooperative’s financial statements that contained an adverse opinion or disclaimer opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

On June19, 2009, the Cooperative engaged Widmer Roel PC as its independent registered public accounting firm.  Prior to engaging Widmer Roel PC, the Cooperative had not consulted with Widmer Roel PC on any items concerning the application of accounting principles to a specific transaction, the type of audit opinion that might be rendered on the Cooperative’s financial statements, or the subject matter of a disagreement or reportable event with the former auditor (as described in Regulation S-K Item 304(a)(2)).

The Cooperative provided both Eide Bailly LLP and Widmer Roel with the contents of this disclosure on Form 10 and requested that Eide Bailly LLP furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Cooperative in this Form 10, and if not, stating the respects in which it does not agree.  The Cooperative received a copy of this letter from Eide Bailly LLP, which is attached as an exhibit to this Form 10.

~~None.~~

Financial Statements
General

19.                               Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and amend your Form 10 accordingly.

RESPONSE:

We agree that our Registration Statement needs to be amended to update our financial statements.  Please see the Amended Registration Statement for the information required pursuant to Rule 3-12(g) of Regulation S-X.

20.                               We reviewed your annual report included on your website, www.goldengrowers.com, and noted material differences between your prior year financial information presented therein and your prior year information included in this Form 10.  Specifically, we note changes were made to the Balance Sheet, Statement of Cash Flows and Statement of Changes in Members’ Equity.  Please tell us about the nature of these changes, reconcile them to your current financial statements and tell us how you considered FASB ASC 250-10-45 in your analysis.

RESPONSE:

The annual report on the Cooperative’s website which you referenced has been removed and replaced with the most current year (2009) annual report.  We note that the previously issued financial statements and the prior year financial data contained on Registration Statement differed in the following areas:

Balance Sheet: Short term investments for 2008, as listed on our Registration Statement, decreased by $2,000 from the prior year issued report due to rounding adjustments.  Accounts receivable for 2008, as listed on our Registration Statement, decreased by $2,000 from the prior year issued report due to rounding adjustments.  Accounts payable for 2008, as listed on our Registration Statement, decreased by $2,000 from the prior year issued report due to rounding adjustments.  Retained earnings for 2008, as listed on our Registration Statement, decreased by $2,000 from the prior year issued report due to rounding adjustments.

Statement of Changes in Members’ Equity: Net income for 2008, as listed on our Registration Statement, decreased by $2,000 for the prior issued report due to rounding adjustments.  This change was reflected in the reported amount of 2008 Retained Earnings and Annual Comprehensive Income on the Statement of Changes in Members’ Equity.

Statement of Cash Flows: Please see the table below that reconciles the amounts previously reported to amounts reported on our Registration Statement.

	2008			2007
	Previously	Form 10		Previously	Form 10
	Reported	Reported		Reported	Reported
	2008	2008	Difference	2007	2007	Difference

Cash Flows from Operating Activities
Net Income	$6,345	$6,343	$2	$5,013	$5,013	$—
Net (Income) from ProGold LLC	-6,896	-6,896	—	-5,636	-5,636	—
Depreciation/Amortization	2	2	—	2	2	—
Realized (gain) loss on sale of investments	-15	-76	61	—	27	-27
Changes in Assets and Liabilities						—
Accounts Receivable	280	282	-2	1,222	1,222	—
Prepaid Expenses	—	—	—	12	12	—
Accounts Payable	-257	-259	2	-1,195	-1,195	—
Accrued Liabilities	57	57	—	11	11	—
Net Cash Used in Operating Activities	-484	-547	63	-571	-544	-27

Cash Flows from Investing Activities
Purchase of Investments Held to Maturity	-765	-1,452	687	-2,092	-2,344	252
Proceeds from sale of VeraSun Energy Corp	324	317	7	—	—	—
Sale of Investments Held to Maturity	1,293	2,050	-757	2,667	2,913	-246
Distribution received from ProGold LLC	8,792	8,792	—	—	—	—
Purchase of Equipment	—		—	3	-3	6
Net Cash Provided by Investing Activities	9,644	9,707	-63	578	566	12

Cash Flows from Financing Activities
Net Redemptions of Stock	-3	-3		-7	-22	15
Member distributions paid	-9,157	-9,157		—	—	—
Net Cash Used by Financing Activities	-9,160	-9,160	—	-7	-22	15

Increase (Decrease) in Cash and Cash Equivalents	—	—	—	—		—

Cash and Cash Equivalents, Beginning of Period	—	—	—	—		—

Cash and Cash Equivalents, End of Period	$—	$—	$—	$—		$—

The differences in Net Income, Accounts Receivable and Accounts Payable are a result of rounding adjustments.  The remaining differences for both 2008 and 2007 are in the cash flow amounts reported for realized (gain) loss on sale of investments, purchase of investments held to maturity and sale of investments held to maturity.  Previously, certain of these cash flows were presented at net amounts.  In our Registration Statement, these amounts have been presented at gross amounts in accordance with  ASC 230-10-45.

The Cooperative considered ASC 250-10-45, correction of errors in previously issued financial statements in determining that the differences noted above and made disclosure of the correction in the footnotes to the financial statements in our Amended Registration Statement.

Below please find the added disclosure added to Note 2 to the financial statements included in our Amended Registration Statement of the nature of the correction:

Reclassifications and corrections — The Cooperative has made certain reclassifications and corrections to previously issued financial statements. These reclassifications and corrections had no effect on net income for any reporting years. The Cooperative reclassified corn procurement expenses totaling $7,000 for the four month period ended December 31, ~~2009 and the years ended August 31, 2009, 2008, and 2007 the amount declared by the board was equal to that paid by Cargill, Incorporated.~~2009, and $92,000 and $92,000 and $95,000 for the years ended August 31, 2009, 2008 and 2007 respectively, from general and administrative expenses to net corn expense. The Cooperative corrected the reporting of operating and investing cash flows related to investment securities. These corrections increased previously reported 2008 and 2007 operating cash flows by $27,000 and $63,000 respectively, and decreased previously reported 2008 and 2007 investing cash flows by $27,000 and $63,000 respectively.

Statement of Operations, F-3

21.                               Please revise the statement of operations to include equity earnings in unconsolidated subsidiary ProGold as a line item presented after your net income from operations or tell us why such presentation is appropriate.

RESPONSE:

We respectfully disagree with your request to include our equity earnings from our ProGold invest as a line item after our net income from operations.  The Cooperative has presented and continues to believe it is appropriate to present our net income from ProGold as a component of operating income on the statement of operations.  The Cooperative believes this is an appropriate presentation.  The Cooperative presently realizes a significant source of its income from ProGold.  While the Cooperative reports its share of earnings from ProGold using the equity method of accounting, presenting the ProGold earnings as non-operating activity could potentially be misleading to a reader of the financial statements as it may imply that the activity from ProGold is ancillary to the Cooperative’s business, when it is fundamental to the Cooperative’s present business.  It is through ProGold that the Cooperative’s members presently realize added value per bushel of corn that they deliver to the Cooperative.

ASC 225-10-S99-2-13 provides guidance and instructions in preparing income statements.  Subsection 13 addresses the presentation of equity method investees.  Subsection 13 says “If justified by the circumstances, this item may be presented in a different position and a different matter (see section 210.4-01(a)).”  The referenced Section 210.4-01(a) says “financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto.  The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such further material information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.”

We believe that these provisions support our position of the presentation so as to not make the financial statements misleading to a reader of the statements.

22.                               Please disclose the weighted average shares/units outstanding on the face of the Statement of Operations for the periods presented as required by FASB ASC 260-10-45-2.

RESPONSE:

We have revised the Statement of Operations included in our Amended Registration Statement to include the weighted average shares/units for the periods presented.  Please see the Markup where this revised table is included.

Statement of Operations, F-5

23.                               Please include a heading above the statement of cash flows for the period ended December 31, 2009 that states this data is for the “four month period ended December 31, 2009.”

RESPONSE:

We have revised the heading above our Statement of Cash Flows to state that the data is for the four month period ended December 31, 2009 as requested.  Please see the Markup where this revised table is included.

Notes to Financial Statements
Note 2- Summary of Significant Accounting Policies
Revenue Recognition, F-7

24.                               We note that “corn expense [is] based upon the amount declared by the cooperative’s board of directors to be paid to its members.”  Tell us in detail about when this expense is “declared” versus recorded and paid and why you believe such expense should be recorded in revenue versus as a dividend to your members.  In your response, refer to the appropriate guidance supporting your position.

RESPONSE:

Until August 31, 2009, the Cooperative’s corn revenue was equal to the amount Cargill paid our members for corn while the Cooperative recognized corn expense based upon the amount determined by the Cooperative’s board of directors to be paid to its members.  The difference between corn revenue and corn expense became our Net Corn Expense as set forth in our historical statements of operations.  Due to our cooperative structure the determination of corn expense was the responsibility of our board of directors.  Even though our board had the authority to determine the corn expense, during 2009, 2008 and 2007, our board determined that the corn expense was equal to the amount paid by Cargill to our members.  Net Corn Expense has historically been zero based on this policy.  The board did not declare a dividend to our members.

Starting on September 1, 2009 the board no longer determines the corn expense.  Instead our corn expense was a result of the contractual arrangements between Cargill, the Cooperative and our members.  By way of explanation, please see our response to your question 25 below.

We have revised our revenue recognition policy set forth in Note 2 to our financial statements included in our Amended Registration Statement to more accurately describe our corn expense determination process prior to our conversion as well as details regarding our corn expense going forward.

25.                               Please revise your revenue recognition policy to clarify how you account for the incentive payment and agency fee related to corn delivery Method A and Method B, respectively.  Ensure to clarify who is economically responsible for paying or collecting such fees from your members.

RESPONSE:

We have revised our revenue recognition policy set forth in Note 2 to the financial statements contained in our Amended Registration Statement to better clarify how corn expense and corn revenue is determined as well as how the two corn delivery methods including the fees or payments related thereto are reflected in our revenue going forward.

By way of explanation, our members are contractually obligated to annually deliver corn to the Cooperative by either Method A or Method B, or a combination of both.  Under Method A, a member is required to physically deliver corn to the Cooperative and under Method B, a member appoints the Cooperative as its agent to arrange for the acquisition and delivery of corn on the member’s behalf.  For an annual fee of $92,000, paid quarterly, the Cooperative contractually appoints Cargill as its agent to arrange for the delivery of the corn by its members who elect to deliver corn using Method A and to acquire corn on its behalf for its members who elect to deliver corn using Method B.  The price per bushel paid to the member who elects to deliver corn using Method B is equal to the price per bushel paid by Cargill to acquire the corn as the Cooperative’s agent.  Cargill pays members who deliver corn under Method A the market price or contracted price for their corn at the time of delivery.  The Cooperative pays members who deliver corn under Method A an incentive payment of $.05 per bushel while members who elect Method B to deliver corn pay the Cooperative a $.02 per bushel agency fee for the cost of having the Cooperative deliver corn on their behalf.  The board has the discretion to change the incentive fee and the agency fee based on the Cooperative’s corn delivery needs.  The incentive fee and agency fee are a component of Net Corn Expense.  Fees and incentive payments were waived for the four month period ended December 31, 2009 and all members were deemed to have delivered under Method B.

With respect to all Method A corn that is delivered, Cargill pays the aggregate purchase price for corn purchased from the Cooperative’s members to the Cooperative, and then, on the Cooperative’s behalf, makes individual payments for corn directly to its members.  If a Method A member fails to fully satisfy the corn delivery requirement, Cargill purchases replacement corn for which the Cooperative reimburses Cargill the amount by which the underlying contracted corn price is less than the price of buying the replacement corn that was due on the delivery date.  The Method A member who fails to deliver corn is then invoiced by the Cooperative for the price of the corn.

Based on what is to be delivered by members using Method A, Cargill then purchases the remainder of the corn to be delivered by the Cooperative on behalf of its Method B delivering members.  Because Cargill purchases the corn on the Cooperative’s behalf for Method B delivering members, the purchase price for the corn that would be paid to the Cooperative’s members if they actually delivered the corn offsets against the payment to be made by the Cooperative to Cargill for the cost to purchase the corn, thus no payment is made from Cargill to the Cooperative for corn delivered using Method B.

In response to questions 24 and 25, below please find the revised revenue recognition policy that is now included in our financial statements included in our Amended Registration Statement:

Revenue Recognition ~~-~~— The ~~c~~Cooperative recognizes corn revenue in the amount equal to what Cargill, ~~Incorporated~~ pays Golden Growers ~~cooperative~~Cooperative’s members for corn. The ~~c~~Cooperative recognizes corn expense based upon the amount de~~cla~~termined by the ~~c~~Cooperative~~’~~’s board of directors to be paid to its members.  The difference between corn revenue and corn expense is reflected as Net Corn Expense in the accompanying statements of operations.  During ~~the~~2009, 2008, and 2007 the amount determined by the board as the corn expense was equal to the amount paid by Cargill. The Cooperative recognizes corn expense for costs incurred to Cargill in connection with corn procurement services.

Starting on January 1, 2010, the board will no longer determine the corn expense.  The Cooperative’s members are contractually obligated to annually deliver corn to the Cooperative by either Method A or Method B, or a combination of both.  Under Method A, a member is required to physically deliver corn to the cooperative and under Method B, a member appoints the cooperative as its agent to arrange for the acquisition and delivery of corn on the member’s behalf.  For an annual fee of $92,000, paid quarterly, the Cooperative contractually appoints Cargill as its agent to arrange for the delivery of the corn by its members who elect to deliver corn using Method A and to acquire corn on its behalf for its members who elect to deliver corn using Method B.  The price per bushel paid to the member who elects to deliver corn using Method B is equal to the price per bushel paid by Cargill to acquire the corn as the Cooperative’s agent.  Cargill pays members who deliver corn under Method A the market price or contracted price for their corn at the time of delivery.  The Cooperative pays members who deliver corn under Method A an incentive payment of $.05 per bushel while members who elect Method B to deliver corn pay the Cooperative a $.02 per bushel agency fee for the cost of having the Cooperative deliver corn on their behalf.  The board has the discretion to change the incentive fee and the agency fee based on the Cooperative’s corn delivery needs.  The incentive fee and agency fee are a component of Net Corn Expense.

With respect to all Method A corn that is delivered, Cargill pays the aggregate purchase price for corn purchased from the Cooperative’s members to the Cooperative, and then,

on the Cooperative’s behalf, makes individual payments for corn directly to its members.  If a Method A member fails to fully satisfy the corn delivery requirement, Cargill purchases replacement corn for which the Cooperative reimburses Cargill the amount by which the underlying contracted corn price is less than the price of buying the replacement corn that was due on the delivery date.  The Method A member who fails to deliver corn is then invoiced by the Cooperative for the price of the corn.

Based on what is to be delivered by its members using Method A, Cargill then purchases the remainder of the corn to be delivered by the Cooperative on behalf of its Method B delivering members.  Because Cargill purchases the corn on the Cooperative’s behalf for Method B delivering members, the purchase price for the corn that would be paid to the Cooperative’s members if they actually delivered the corn offsets against the payment to be made by the Cooperative to Cargill for the cost to purchase the corn, thus no payment is made from Cargill to the Cooperative for corn delivered using Method B.

Note 3 — ProGold LLC, F-8

26.                               Considering your 49% ownership of ProGold and its significance to your operations, please revise to provide financial statements of ProGold as required by Rule 3-09 of Regulation S-X.  If you do not believe the inclusion of such financial statements is required, please tell us why and provide us with your calculations of the investment test and income test to support your position.

RESPONSE:

We agree that we are required to include ProGold’s financial statements as required by Rule 3-09 of Regulation S-X.  Please see our Amended Registration Statement which now includes as Exhibit 99.1 ProGold Limited Liability Company’s audited financial statements for the years ended August 31, 2009 and 2008.

Note 6 — Employee Benefit Plans, F-10

27.                               Please revise to clarify whether the Pension Plan is a Defined Contribution or a Defined Benefit Plan and ensure to provide the disclosures required by FASB ASC 715.

RESPONSE:

The Cooperative’s pension plan is a defined benefit pension plan in which there is only one eligible participant.  We modified the disclosure in Note 6 to indicate that the pension plan is a defined benefit plan and that the related disclosures are not material to the financial statements.

We have elected to not include additional disclosure in Note 6 based on ASC 105-10-05-6 which states that “The provisions of the Codification need not be applied to immaterial items.”  Rule 1-02(o) of Regulation S-X states that “The term “material,” when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters about which an average prudent investor ought reasonably to be informed.”  In addition, Rule 12b-2 under the 1934 Act defines the term “material” as “those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to buy or sell the securities registered.”  We believe that additional information relative to the pension plan is not significant and that a reasonable investor would not attach importance to that information in determining whether to buy or sell the Cooperative’s securities.

Exhibits

28.                               Please file as a separate exhibit the amendment to the employment agreement instead of attaching it to Exhibit A, which is attached to Exhibit 10.1, which is entitled in the exhibit index as follows:

Employment Agreement between Mark Dillon and Registrant dated June 10, 1996, as amended on August 15, 1997.

We have filed the amendment as a separate exhibit and corrected the references in the Exhibit Index.  Please see the Markup for these changes.

We believe our responses contained herein adequately address your questions.  Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.

We would appreciate anything you could do to expedite our ability to request that the Registration Statement be declared effective.

Very truly yours,

Mark Dillon
Executive Vice President

Cc:	Kimberly A Lowe
Daniel Mott